STANTEC INC.
10160-112 Street
Edmonton AB T5K 2L6
Tel: (780) 917-7000 Fax: (780) 917-7330
STANTEC.com

[LOGO]                                                                    [LOGO]
STANTEC

March 30, 2005
File: 199-99001

Autorite des marches financiers
800, square Victoria, 22e etage
C.P. 246, Tour de la Bourse
Montreal QC H4Z 1G3

REFERENCE: STANTEC INC. ("STN")
           ORDER GRANTED JUNE 13,1997
           DECISION NO 1416-OF1C-1997
           DOSSIER NO 11793

Pursuant to the Order and Section 114 of the Regulations to the Securities Act (Quebec), the following transactions occurred within the STN Employee Share Option Plan between December 31, 2003 and December 31, 2004: On December 31, 2003 there were stock options outstanding in respect of 1,479,100 Common Shares and the number of common shares reserved for issuance as options was 1,629,174. The 2004 transactions are as follows:

1. On January 16, 2004, options to acquire 4,000 Common Shares @ $6.00/share were exercised.

2. On January 20, 2004, options to acquire 6,000 Common Share @ $3.60/share were exercised.

3. On March 3, 2004, options to acquire 60,000 Common Shares @ $5.50/share were exercised.

4. On March 3, 2004, options to acquire 4,700 Common Shares @ $7.00/share were exercised.

5. On March 4, 2004, options to acquire 10,000 Common Shares @ $3.60/share were exercised.

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STANTEC

March 30, 2005
Page 2 of 4

REFERENCE:  STANTEC Inc. ("STN")
            ORDER GRANTED JUNE 13,1997
            DECISION NO 1416-OFIC-1997
            DOSSIER NO 11793

6. On March 4, 2004, options to acquire 45,000 Common Shares @$6.00/share were exercised.

7. On March 12, 2004, options to acquire 10,000 Common Shares @ $3.60/share were exercised.

8. On March 12, 2004, options to acquire 5,000 Common Shares @ $6.00/share were exercised.

9. On March 16, 2004, options to acquire 2,000 Common Shares @ $5.50/share were exercised.

10. On April 1, 2004, options to acquire 400 Common Shares @ $5.20/share were exercised.

11. On April 1, 2004, options to acquire 834 Common Shares @ $14.50/share were exercised.

12. On April 7, 2004, options to acquire 5,000 Common Shares @ $3.50/share were exercised.

13. On April 13, 2004, options to acquire 2,500 Common Shares @ $3.50/share were exercised.

14. On April 13, 2004, options to acquire 4,500 Common Shares @ $3.50/share were exercised.

15. On April 13, 2004, options to acquire 3,500 Common Shares @ $6.00/share were exercised.

16. On July 14, 2004 options to acquire 4,000 Common Shares @ $6.00/share were exercised.

17. On July 30, 2004, options to acquire 6,000 Common Shares @ $3.375/share were exercised.

18. On August 13, 2004, options to acquire 7,500 Common Shares @ $3.50/share were exercised.

19. On August 13, 2004, options to acquire 8,500 Common Shares @ $3.60/share were exercised.

20. On August 13, 2004, options to acquire 6,000 Common Shares @ $6.00/share were exercised.

21. On October 15, 2004 options to acquire 334 Common Shares @ $14.50/share were exercised.

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STANTEC

March 30, 2005
Page 3 of 4

REFERENCE:  STANTEC INC. ("STN")
            ORDER   GRANTED  JUNE 13,1997
            DECISION NO 1416-OFIC-1997
            DOSSIER NO 11793

22. On November 3, 2004, options to acquire 833 Common Shares @ $14.50/share were exercised.

23. On November 18, 2004, options to acquire 30,000 Common Shares @ $3.375/share were exercised.

24. On December 3, 2004, options to acquire 40,000 Common Shares @ $6.00/share were exercised.

25. On December 3, 2004, options to acquire 100,000 Common Shares @ $7.00/share were exercised.

26. On December 3, 2004, options to acquire 100,000 Common Shares @ $7.50/share were exercised.

27. On December 3, 2004, options to acquire 60,000 Common Shares @ $6.00/share were exercised.

28. On December 17, 2004, options to acquire 7,500 Common Shares @ $3.50/share were exercised.

29. On December 17, 2004, options to acquire 7,500 Common Shares @ $3.60/share were exercised.

30. On December 17, 2004, options to acquire 8,000 Common Shares @ $6.00/share were exercised.

31. On December 17, 2004, options to acquire 4,000 Common Shares @ $5.50/share were exercised.

32. On December 17, 2004, options to acquire 4,000 Common Shares @ $7.00/share were exercised.

33. On December 17, 2004, options to acquire 8,000 Common Shares @ $14.50/share were exercised.

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STANTEC

March 30, 2005
Page 4 of 4

REFERENCE: STANTEC INC. ("STN")
           ORDER GRANTED JUNE 13,1997
           DECISION NO 1416-OFIC-1997
           DOSSIER NO 11793

As a result of these transactions, as at December 31, 2004 there were stock options outstanding in respect of 1,071,333 Common Shares and the number of common shares reserved for issuance as options was 1,116,073.

Sincerely,

STANTEC INC.

("Signed")

Jeffrey S. Lloyd
Vice President
Tel: (780) 917-7016
Fax:(780)917-7330
jlloyd@stantec.com